[redacted]

08029906

SECUR[...]MISSION
[...]gton, D.C. 20549

SEC Mail Processing Section
MAR 3 1 2008
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER:

Mei New York, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 Broadway, Suit 1303
(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Davison (646) 344-3268
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LING JIANG, CPA, PC
(Name - if individual, state last, first, middle name)

41-25 Kissena Blvd., #123	Flushing	NY	11355
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions

PROCESSED
APR 0 8 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Davison, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mei New York, Inc , as of December 31, 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CHRISTINE BERGIUS
Notary Public, State of New York
No. 01BE6164207
Qualified in Westchester County
Commission Expires 4/16/2011

Signature

Financial Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEI NEW YORK, INC.
December 31, 2007

TABLE OF CONTENTS

LING JIANG, CPA, P.C.

41-25 Kissena Blvd. Suite 123 , Flushing, NY 11354
Tel: (718) 888-0099 Fax: (718) 888-7852

Independent auditor's report

To the Board of Directors and Stockholders
Mei New York, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Mei New York, Inc. as of December 31, 2007, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mei New York, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, III and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ling Jiang, CPA, P.C.
Certified Public Accountant
Flushing, New York
February 19, 2008

MEI NEW YORK, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

Assets

Cash and cash equivalents	$ 73,195
Other asset	491
Total assets	$ 73,686

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 7,360
Stockholders' equity:	
Common stock, $1, par value 100 shares authorized, 10 shares issued and outstanding	10
Additional paid in capital	70,311
Retained earnings (deficit)	(3,995)
Total liabilities and stockholders' equity	$ 73,686

The accompanying notes are an integral part of these financial statements.

MEI NEW YORK, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Other income	$ 35,000
Interests and dividends	615
Total revenues	35,615
Expenses:	
Employee compensation and benefits	15,400
Communications	393
Occupancy	2328
Regulatory fees and expenses	200
Other expenses	2,688
Total expenses	21,009
Income Before Income Taxes	14,606
Provision for Income Taxes	6,522
Net Income	$ 8,084

The accompanying notes are an integral part of these financial statements.

MEI NEW YORK, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2007	$ 10	$50,990	$ (11,779)	$39,221
Capital contribution	–	19,321	–	19,321
Prior year adjustment	–	–	(300)	(300)
Net Income	–	–	8,084	8,084
Balance, December 31, 2007	$ 10	$ 70,311	$ (3,995)	$ 66,326

The accompanying notes are an integral part of these financial statements.

MEI NEW YORK, INC.

STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2007

Operating activities	
Net income	$ 8,084
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in prepaid expense	(491)
Increase in accrued expense	7,060
Net cash provided by operating activities	14,653
Financing activities	
Cash contribution	19,321
Net increase in cash and cash equivalents	33,974
Cash and Cash Equivalents, January 1, 2007	39,221
Cash and Cash Equivalents, December 31, 2007	$ 73,195

The accompanying notes are an integral part of these financial statements.

MEI NEW YORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Mei New York, Inc., (the Company) was incorporated in Delaware on February 01, 2006. It serves as a broker/dealer registered with the Securities and Exchanged Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The parent holding company is Enlace USA, Inc. which owns 100% shares of the Company. For 2007, the Company was inactive.

Cash and Cash Equivalent

For purpose of the statement of cash flows, cash equivalents include all money market and checking accounts. All the Company's cash and cash equivalents are held at a major New York financial institution.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. This statement recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

NOTES TO FINANCIAL STATEMENTS
December 31, 2007

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. INCOME TAXES

The Company is subject to federal, state and local taxes. The Company complies with the provisions of Financial Accounting Standard Board Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". FAS 109 requires the liability method of accounting for income taxes. The company is filed as part of consolidated tax return, the tax provision of its shares within the group consist of the following:

	Federal	State	Local
Current	$3,975	$1,268	$1,279

NOTE 3. NET CAPITAL REQUIREMENT

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company's net capital exceeded this requirement by approximately $59,313. The ratio of aggregate indebtedness to net capital was .0991 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

Enlace USA, Inc. is a parent management company for the Company. EUSA is responsible for all expenses incurred by the Company. Under the terms of the management agreement, Mei New York, Inc. has no liability to Enlace USA, Inc. There was allocation of cost under percentage method. Expenses were recorded on the Company's book as expense and as capital contribution from Enlace USA Inc.

MEI NEW YORK, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2007

MEI NEW YORK, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO Rule 15c3-1

December 31, 2007

Net Capital Computation:	
Stockholders' equity	$ 66,326
Deductions – Non-allowable assets	
Prepaid expense	491
Net capital before haircuts	65,835
Haircuts	0
Net capital	65,835
Minimum net capital required	5,000
Net capital in excess of minimum requirement	$ 60,835
Computation of Aggregate Indebtedness	
Total aggregate indebtedness	$ 6,522
Ratio of aggregate indebtedness to net capital	9.91%

MEI NEW YORK, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBR 31, 2007

SCHEDULE I (CONTINUED)

	FOCUS REPORT PART IIA QUARTER ENDED December 31, 2007	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT December 31, 2007
COMPUTATION OF NET CAPITAL			
Total ownership equity from Statement of financial condition	$66,326	--	$66,326
Deductions and/or charges			
Total nonallowable assets From statement of financial Condition	491	--	491
Haircuts on securities	--	--	--
Net Capital	$65,835	--	$66,326

SCHEDULE II

MEI NEW YORK, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3

DECEMBER 31, 2007

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising form "temporary legs which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

MEI NEW YORK, INC.

SCHEDULE OF SEGREGATION REQUIRMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2007

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k)

SCHEDULE IV

MEI NEW YORK, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
REULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2007

Mei New York, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control pursuant to Rule 15c3-3 are not applicable.

LING JIANG, CPA, P.C.

41-25 Kissena Blvd. Suite 123 , Flushing, NY 11354
Tel: (718) 888-0099 Fax: (718) 888-7852

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholders
Mei New York, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Mei New York, Inc. (the Company) for the year ended December 31, 2007, We considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities and its operations, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Mei New York, Inc. to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the Financial Industrial Regulation Authority, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountant

Flushing, New York
February 19, 2008

END